SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(RULE 13D - 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 2)*

Alcoa Inc.
(Name of Issuer)

Common Stock, $1.00 par value
(Title of Class of Securities)

013817101
 (CUSIP Number)

Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott Associates, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
28,532,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
28,532,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,532,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.2%

14	TYPE OF REPORTING PERSON
PN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott International, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
57,668,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
57,668,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,668,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.4%

14	TYPE OF REPORTING PERSON
PN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott International Capital Advisors Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
57,668,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
57,668,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,668,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.4%

14	TYPE OF REPORTING PERSON
CO

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

Elliott Working Capital
The aggregate purchase price of the shares of Common Stock directly owned by Elliott is approximately $232,462,660.  The aggregate purchase price of the call options owned by Elliott is approximately $1,617,477.

Elliott International Working Capital
The aggregate purchase price of the shares of Common Stock directly owned by Elliott International is approximately $467,786,131.  The aggregate purchase price of the call options owned by Elliott International is approximately $3,139,819.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 1, 2016, the Reporting Persons entered into an agreement with the Issuer (the “Agreement”). The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the Agreement, the Issuer has agreed that effective as of February 5, 2016, the size of the Board of Directors of the Issuer (the “Board”) will be increased to 15 directors and the Board will appoint each of Ulrich (Rick) Schmidt, Sean O. Mahoney and John C. Plant (the “Nominees”) to fill the vacancies resulting from such increase. Mr. Plant will be appointed to the class of directors whose terms expire at the annual shareholders meeting in 2018, Mr. Schmidt will be appointed to the class of directors whose terms expire at the annual shareholders meeting in 2017 and Mr. Mahoney will be appointed to the class of directors whose terms expire at the annual shareholders meeting in 2016 (the “2016 Annual Meeting”) and will be included by the Issuer on its slate of nominees for re-election at such meeting. Furthermore, in connection with, and subject to the completion of, the Issuer’s previously announced plan to separate its Value-Add and Upstream businesses into two independent public companies, each of the Nominees will be appointed to the board of directors of the Value-Add company.

Under the Agreement, the Reporting Persons have agreed that at the 2016 Annual Meeting, they will vote all shares of Common Stock that they have the right to vote, as of the record date, in favor of the election of directors nominated by the Board and, subject to certain exceptions relating to any extraordinary transactions, in accordance with the Board’s recommendation on any proposals. The Reporting Persons have also agreed to certain standstill provisions during the Restricted Period (as defined in the Agreement), subject to certain exceptions.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)            As of the date hereof, Elliott, Elliott International and EICA collectively have combined economic exposure in the Issuer of approximately 7.5% of the shares of Common Stock outstanding.

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 1,310,128,840 shares of Common Stock outstanding as of October 16, 2015, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 23, 2015.

As of the date hereof, Elliott beneficially owned 28,532,000 shares of Common Stock, including 2,924,000 shares of Common Stock underlying currently exercisable options, constituting approximately 2.2% of the shares of Common Stock outstanding.

As of the date hereof, Elliott International beneficially owned 57,668,000 shares of Common Stock, including 5,676,000 shares of Common Stock underlying currently exercisable options, constituting approximately 4.4% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International, may be deemed to beneficially own the 57,668,000 shares of Common Stock beneficially owned by Elliott International, constituting approximately 4.4% of the shares of Common Stock outstanding.

Collectively, Elliott, Elliott International and EICA beneficially own 86,200,000 shares of Common Stock, including 8,600,000 shares of Common Stock underlying currently exercisable options, constituting approximately 6.6% of the shares of Common Stock outstanding.

Collectively, Elliott, Elliott International and EICA have economic exposure comparable to approximately 0.9% of the shares of Common Stock outstanding pursuant to the Derivative Agreements, as disclosed in Item 6.

Item 5(c) is hereby amended to add the following:

(c)            The transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule 1 attached hereto.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read as follows:

Elliott, through The Liverpool Limited Partnership, a Bermuda limited partnership and a wholly-owned subsidiary of Elliott (“Liverpool”), and Elliott International have entered into notional principal amount derivative agreements (the “Derivative Agreements”) in the form of cash settled swaps with respect to 3,960,000 and 8,040,000 shares of Common Stock of the Issuer, respectively (representing economic exposure comparable to less than 1% and less than 1% of the shares of Common Stock of the Issuer, respectively). Collectively, the Derivative Agreements held by the Reporting Persons represent economic exposure comparable to an interest in approximately 0.9% of the shares of Common Stock. The Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Derivative Agreements (such shares, the “Subject Shares”). The Reporting Persons disclaim beneficial ownership in the Subject Shares.

Elliott (through Liverpool) has purchased from counterparties call options that carry the right to call from such counterparties up to 2,924,000 shares of Common Stock at a price of $8 per share, if such right is exercised prior to or on July 15, 2016.

Elliott International has purchased from counterparties call options that carry the right to call from such counterparties up to 5,676,000 shares of Common Stock at a price of $8 per share, if such right is exercised prior to or on July 15, 2016.

On February 1, 2016, the Reporting Persons and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On November 23, 2015, Elliott, Elliott International and EICA entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit to the initial Schedule 13D and is incorporated herein by reference.

Except as described herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

Exhibit 99.1 –	Agreement, dated February 1, 2016, by and between Elliott Associates, L.P., Elliott International, L.P., Elliott International Capital Advisors Inc. and Alcoa Inc.

Schedule 1 – Transactions of the Reporting Persons Effected During the Past 60 Days.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:	February 1, 2016

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General
Partner
By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact
By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.
By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected During the Past 60 Days

The following transactions were effected by Elliott Associates, L.P. in the Common Stock:

Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share
01/29/16	Common Stock	244,040	7.1875
01/26/16	Common Stock	1,700,000*	4.4200
01/25/16	Common Stock	187,000*	6.8700
01/22/16	Common Stock	1,882,750*	6.0284
01/22/16	Common Stock	1,360,000*	4.4000
01/05/16	Common Stock	51,000	9.4956
01/05/16	Common Stock	102,000	9.2774
01/04/16	Common Stock	102,000	9.6000
01/04/16	Common Stock	68,000	9.5623
12/31/15	Common Stock	12,172	9.8391
12/10/15	Common Stock	850,000	8.7136
12/10/15	Common Stock	3,922,750	8.7136
12/10/15	Common Stock	1,882,750	8.7136
12/10/15	Common Stock	3,922,750	8.7136
12/07/15	Common Stock	6,681,300	--**

All of the above transactions were effected on the open market unless indicated otherwise.

Transactions Effected by Elliott Associates, L.P. in Physically Settled Swaps:

Date	Amount Of Securities Bought / (Sold)	Price ($) Per Share or Unit (Excluding Commissions)	Where and How the Transaction was Effected
12/10/15	(12,461,000)	8.7136	OTC

The following transactions were effected by Elliott Associates, L.P. (through Liverpool) in the Common Stock:

Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share
01/26/16	Common Stock	(1,700,000)*	4.4200
01/25/16	Common Stock	(187,000)*	6.8700
01/22/16	Common Stock	(1,360,000)*	4.4000
01/22/16	Common Stock	(1,882,750)*	6.0284
01/21/16	Common Stock	34,000	7.1578
01/21/16	Common Stock	680,000	7.0384
01/21/16	Common Stock	136,000	7.0900
01/21/16	Common Stock	510,000	7.0655
01/21/16	Common Stock	340,000	7.0531
01/20/16	Common Stock	187,000	6.7053
01/06/16	Common Stock	68,000	8.8053
01/06/16	Common Stock	272,000	8.7335
12/10/15	Common Stock	1,882,750	8.7136

All of the above transactions were effected on the open market.

*	Reflects an internal transfer of Common Stock between Elliott Associates and Liverpool.

**	Shares acquired upon exercise of options.

Transactions Effected by Elliott Associates, L.P. (through Liverpool) in Call Options at $8 Expiring on June 17, 2016:

Date	Amount of Securities Bought / (Sold)	Price ($) per share or unit (excluding commissions)	Where and how the transaction was effected
01/27/16	(17,000)	0.5100	Open Market
01/15/16	17,000	0.4200	Open Market

Transactions Effected by Elliott Associates, L.P. (through Liverpool) in Call Options at $8 Expiring on July 15, 2016:

Date	Amount of Securities Bought / (Sold)	Price ($) per share or unit (excluding commissions)	Where and how the transaction was effected
01/29/16	204	0.6000	Open Market
01/27/16	17,000	0.5950	Open Market
01/25/16	53	0.5310	Open Market
01/22/16	1,783	0.5492	Open Market
01/20/16	3,400	0.3900	Open Market
01/15/16	6,800	0.5300	Open Market

The following transactions were effected by Elliott International, L.P. in the Common Stock:

Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share
01/29/16	Common Stock	2,755,960	7.1875
01/21/16	Common Stock	264,000	7.0900
01/21/16	Common Stock	1,320,000	7.0384
01/21/16	Common Stock	660,000	7.0531
01/21/16	Common Stock	66,000	7.1578
01/21/16	Common Stock	990,000	7.0655
01/20/16	Common Stock	363,000	6.7053
01/06/16	Common Stock	528,000	8.7335
01/06/16	Common Stock	132,000	8.8053
01/05/16	Common Stock	99,000	9.4956
01/05/16	Common Stock	198,000	9.2774
01/04/16	Common Stock	198,000	9.6000
01/04/16	Common Stock	132,000	9.5623
12/31/15	Common Stock	23,628	9.8391
12/10/15	Common Stock	3,654,750	8.7136
12/10/15	Common Stock	3,654,750	8.7136
12/10/15	Common Stock	7,614,750	8.7136
12/10/15	Common Stock	1,650,000	8.7136
12/10/15	Common Stock	7,614,750	8.7136
12/07/15	Common Stock	12,969,700	--**

All of the above transactions were effected on the open market unless indicated otherwise.

Transactions Effected by Elliott International, L.P. in Call Options at $8 Expiring on June 17, 2016:

Date	Amount Of Securities Bought / (Sold)	Price ($) Per Share or Unit (Excluding Commissions)	Where and How the Transaction was Effected
01/27/16	(33,000)	0.5100	Open Market
01/15/16	33,000	0.4200	Open Market

**	Shares acquired upon exercise of options.

Transactions Effected by Elliott International, L.P. in Call Options at $8 Expiring on July 15, 2016:

Date	Amount Of Securities Bought / (Sold)	Price ($) Per Share or Unit (Excluding Commissions)	Where and How the Transaction was Effected
01/29/16	398	0.6000	Open Market
01/27/16	33,000	0.5950	Open Market
01/25/16	102	0.5310	Open Market
01/22/16	3,460	0.5492	Open Market
01/20/16	6,600	0.3900	Open Market
01/15/16	13,200	0.5300	Open Market

Transactions Effected by Elliott International, L.P. in Physically Settled Swaps:

Date	Amount Of Securities Bought / (Sold)	Price ($) Per Share or Unit (Excluding Commissions)	Where and How the Transaction was Effected
12/10/15	(24,189,000)	8.7136	OTC